Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in thousands)

	Years Ended January 31,
	2004	2003	2002	2001	2001
Earnings (loss), as defined:	$2,036	$18,150	$ (29,837)	$13,436	$15,329
Net income (loss)
(Benefit from) provision for income taxes	(4,112)	7,059	(9,014)	8,091	10,001
Fixed charges, as defined below	43,226	45,742	47,433	20,617	19,641

Total earnings, as defined	$41,150	$70,951	$8,582	$42,144	$44,971

Fixed charges, as defined	$43,226	$45,742	$47,433	$20,617	$19,641

Total fixed charges, as defined	$43,226	$45,742	$47,433	$20,617	$19,641

Ratio of earnings to fixed charges	(1)	1.55	(2)	2.04	2.29

The Company’s consolidated ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings are the sum of net income (loss), the provision for (benefit from) income taxes and fixed charges. Fixed charges include interest expense, including the amortization of debt issue expenses and debt issue premiums and one-third of rent expense.

(1)    For the fiscal year ended January 31, 2004, earnings are insufficient to cover fixed charges as evidenced by a less than one-to-one coverage ratio as shown above. Additional earnings of approximately $2.1 million was necessary for the fiscal year ended January 31, 2004 to provide a one-to-one coverage ratio.

(2)    For the fiscal year ended January 31, 2002, earnings were insufficient to cover fixed charges as evidenced by a less than one-to-one coverage ratio as shown above. Additional earnings of approximately $38.9 million would have been necessary for the fiscal year ended January 31, 2002 to provide a one-to-one coverage ratio.